Paul L. Reynolds, Esq.

Executive Vice President, Secretary and General Counsel

September 19, 2007

Via EDGAR and

Facsimile (212-772-9208)

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Third Bancorp

Definitive 14A

Filed March 9, 2007

File No. 00-8076

Dear Mr. Windsor:

This letter is in response to the telephone conversation you had with H. Samuel Lind of my office regarding your correspondence dated August 21, 2007 related to the Definitive 14A filed on March 9, 2007 (the “proxy” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) denoted above. We appreciate your time and assistance with this matter.

In order to provide Fifth Third’s management and Compensation Committee with time to fully respond to your comments, I respectfully request an extension of the time to provide our response until Friday, October 4, 2007.

Please contact Sam Lind at (513) 534-3719 if there are any difficulties with this request. Thank you for your patience and cooperation.

Very truly yours,

/s/ Paul L. Reynolds
Paul L. Reynolds